*AB 3/18

15025041

SEC Mail Processing Section
FEB 27 2015
Washington DC
403

SECURITIES
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 28980

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Securities Service Network, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9729 Cogdill Road, Suite 301
(No. and Street)

Knoxville (City) Tennessee (State) 37932 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Wade Wilkinson 865-777-4677 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Coulter & Justus, P.C.
(Name – *if individual, state last, first, middle name*)

9717 Cogdill Road, Suite 201 (Address) Knoxville (City) Tennessee (State) 37932 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/18

OATH OR AFFIRMATION

I, Wade Wilkinson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Securities Service Network, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Wade Wilkinson
Signature

President, CEO
Title

Notary Public

J. M. PATEL STATE OF TENNESSEE NOTARY PUBLIC KNOX COUNTY

My Commission Expires April 2, 2017

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Consolidated Statement of Financial Condition

Securities Service Network, Inc.

December 31, 2014
with Report of Independent Registered Public Accounting Firm

Securities Service Network, Inc.

Consolidated Statement of
Financial Condition

December 31, 2014

Contents

9717 Cogdill Road
Suite 201
Knoxville, TN 37932

COULTER & JUSTUS, P.C.

phone: (865) 637-4161
fax: (865) 524-2952
web: cj-pc.com

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Securities Service Network, Inc.

We have audited the accompanying consolidated statement of financial condition of Securities Service Network, Inc. and subsidiaries (SSN) as of December 31, 2014. SSN's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the consolidated financial position of SSN as of December 31, 2014 in accordance with accounting principles generally accepted in the United States.

Coulter & Justus, P.C.

Knoxville, Tennessee
February 24, 2015

Securities Service Network, Inc.

Consolidated Statement of Financial Condition

December 31, 2014

Assets	
Cash and cash equivalents	$ 8,031,726
Deposits with clearing organizations	180,020
Receivable from clearing organizations	3,132,271
Receivable from independent registered agents	155,414
Prepaid expenses and other assets	575,725
State income taxes receivable, including deferred taxes of $600	261,415
Total assets	$ 12,336,571
Liabilities and stockholders' equity	
Liabilities:	
Payable to clearing organizations	$ 197,844
Payable to independent registered agents	3,495,362
Accrued compensation	566,488
Accounts payable and other accrued expenses	626,766
	4,886,460
Stockholders' equity:	
Common stock, no par value, authorized 2,000 shares: issued and outstanding 1,000 shares	6,000
Additional paid in capital	2,903,093
Retained earnings	4,541,018
	7,450,111
Total liabilities and stockholders' equity	$ 12,336,571

The accompanying notes are an integral part of this Consolidated Financial Statement.

1. Description of Business

Securities Service Network, Inc. is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The principal business activities of Securities Service Network, Inc. and its wholly owned subsidiaries (collectively, the Company) are to provide support to its affiliated independent registered representatives through clearing general securities transactions and by providing research support, risk management, and educational opportunities. The Company's success is largely dependent upon the securities market and retaining its representatives.

During September 2014, The Company's stockholders entered into a stock purchase agreement to sell their stock to an unrelated party. The transaction closed in January 2015 and control of the Company changed at that time.

2. Significant Accounting Policies

Principles of Consolidation

The consolidated financial statement includes the accounts of Securities Service Network, Inc. and its wholly owned subsidiaries SSN Agency, Inc., a New York state company, SSN Agency of Texas, Inc., a Texas state company, Network Agency of Alabama, Inc., an Alabama state company, Network Agency of Ohio, Inc., an Ohio state company, Network Agency and SSN Advisory, Inc., Tennessee state companies and Fort Loudon Insurance Company, LTD, which is domiciled in the British Virgin Islands. All material intercompany balances and transactions are eliminated in consolidation.

Cash Equivalents

The Company considers deposits that can be redeemed on demand and investments that have original maturities of less than three months, when purchased, to be cash equivalents.

Allowance for Doubtful Accounts

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the security. The Company evaluates each counterparty's financial condition and creditworthiness before making a decision to conduct business with that counterparty and on an on-going periodic basis.

The Company also grants credit to its representatives, substantially all of whom are independent registered representatives that are geographically dispersed across the country.

2. Significant Accounting Policies (*continued*)

Allowance for Doubtful Accounts (*continued*)

The Company uses the allowance method to account for uncollectible accounts receivable, and as of December 31, 2014, there were no accounts which management determined to be uncollectible.

Commission and Advisory Service Revenue and Cost Recognition

The Company records all commission and advisory service revenue earned and expenses incurred on security and annuity transactions on a trade date basis.

Registered Representative Fees

The affiliated registered representatives are charged a monthly fee for support services which is recognized as revenue as the fee is earned based on the time elapsed associated with the fee. In addition, the Company charges the representatives fees for ad hoc services which are recognized as revenue at the time the service is provided.

Income Taxes

The stockholders of the Company have elected S corporation status under the Internal Revenue Code. The stockholders are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these consolidated financial statements. Certain specific deductions and credits flow through the Company to its stockholders. The State of Tennessee and other states do not provide for a similar election, therefore, the Company is responsible for all franchise and excise taxes and a provision and related liability have been included in the consolidated financial statement.

As a result of the transaction discussed in Note 1, the Company's tax status has changed to C Corporation status subsequent to year-end.

With few exceptions, the Company is no longer subject to federal or state income tax examinations by tax authorities for years before 2012. Interest or penalties, if any, incurred related to taxes are reported in operating expenses.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant differences for the Company primarily relate to accrued compensation.

2. Significant Accounting Policies (*continued*)

Advertising

Advertising costs are expensed as incurred and totaled $234,512 in 2014.

Concentration in Credit Risk for Cash and Accounts Receivable

The Company maintains its cash in bank deposit accounts and brokerage accounts that, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) and Securities Investor Protection Corporation (SIPC) up to certain limits. As of December 31, 2014, the Company had approximately $7,200,000 in cash and cash equivalents in excess of FDIC and SIPC insured limits. The Company has not experienced any losses in such accounts.

Two clearing houses accounted for substantially all of the Company's accounts receivable as of December 31, 2014.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

Management has evaluated subsequent events through February 24, 2015, the date the financial statement was available for issuance.

3. Management Incentive Plans

The Company has two non-qualified incentive plans for key employees to compensate those employees for the future long-term growth of the Company.

Stock Appreciation Right Plan (SARP)

Participants in the SARP are awarded units that represent a hypothetical number of shares of Company stock corresponding in value to one percent of the outstanding shares of Company stock. The value of the Company stock is determined by a committee as appointed by the Company's board of directors.

3. Management Incentive Plans (continued)

Benefits under this plan became payable by the Company to plan participants upon entering into the stock purchase agreement referred to in Note 1, which represented a change in control of the Company as defined by the plan document. In January 2015 the Company closed the stock purchase agreement which required, at least five business days prior to closing, for the principal shareholder of the Company to make capital contributions to the Company in an amount equal to the aggregate obligations of the Company to plan participants. During December 2014, a capital contribution of $2,247,320 was made and an equal amount of payments were made to plan participants. This resulted in an additional expense of $1,393,172 during 2014. Upon distribution of participant benefits, the plan was terminated.

Supplemental Executive Compensation Plan (SECP)

Benefits under this plan became payable by the Company to plan participants upon entering into the stock purchase agreement referred to in Note 1, which represented a change in control of the Company as defined by the plan document. In January 2015 the Company closed the stock purchase agreement which required, at least five business days prior to closing, for the principal shareholder of the Company to make capital contributions to the Company in an amount equal to the aggregate obligations of the Company to plan participants. During December 2014, a capital contribution of $655,773 was made and an equal amount of payments were made to plan particpants. This resulted in an additional expense of $567,825 during 2014. Upon distribution of participant benefits, the plan was terminated.

4. Defined Contribution Plan

Certain employees are covered by a defined contribution plan sponsored by the Company. The Company's contributions to the plan include a safe harbor match of 4% and a discretionary contribution as determined by the Board of Directors. Total employer contributions were $170,673 in 2014.

5. Related Party Office Lease

The Company has an operating lease for office facilities with an entity controlled by the Company's stockholders and directors which expires on March 31, 2020. As of December 31, 2014, future minimum rental payments under the operating lease amounted to the following:

2015	**$ 268,406**
2016	**276,458**
2017	**284,752**
2018	**293,295**
2019	**302,094**
Thereafter	**76,077**
	$1,501,082

Total rental expense amounted to $326,233 in 2014.

6. Related Party Transactions

The Company engages in various transactions with its stockholders, board of directors and other business entities controlled by its stockholders and members of its board of directors. During 2014 the Company paid a corporation controlled by one of its directors $48,000 for equipment rental and $129,000 for management services. There were no advances to related parties as of December 31, 2014.

7. Contingencies

In the ordinary course of business, the Company has been named as a defendant in legal and regulatory proceedings. The Company estimates potential losses that may arise out of legal and regulatory proceedings and recognizes liabilities for such contingencies to the extent that such losses are probable and the amount of the loss can be reasonably estimated. Information regarding potential losses is accumulated over time and the estimates of the liability are revised accordingly, with the change recognized in the period revisions are made. While the Company believes its estimates for potential losses are reasonable, it is at least reasonably possible that a change in the estimate will occur in the near future.

8. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule, (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014, the Company had net capital of $3,878,005, which was $3,558,747 in excess of its required capital of $319,258. The Company's net capital ratio was 1.23 to 1.

9. Consolidated Subsidiaries

The following is a summary of certain financial information of the Company's consolidated subsidiaries:

	Total Assets	Total Stockholder's Equity (Deficit)
SSN Advisory, Inc.	$ 20,313	$ 14,470
SSN Agency, Inc.	11,357	1,886
SSN Agency of Texas, Inc.	3,545	3,000
Network Agency	19,429	(23,749)
Network Agency of Alabama, Inc.	673	(505)
Network Agency of Ohio, Inc.	7,710	1,116
Fort Loudon Insurance Company, Ltd.	2,681,710	1,524,859
Total	$ 2,744,737	$1,521,077

Subsidiaries are excluded from the computation of the Company's net capital.

10. New FASB Accounting Standard

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update 2014-09 *Revenue from Contracts with Customers*, which provides a consistent framework for revenue recognition across all entities by requiring entities to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services and expanding disclosures within the notes to the financial statement for how revenue is recognized. The new standard is effective for annual reporting periods beginning after December 15, 2016 for public companies and for annual reporting periods beginning after December 15, 2017 for nonpublic companies. The Company is currently evaluating the effect that implementation of the new standards will have on its financial position, results of operations, and cash flows.